SEGALL BRYANT & HAMILL TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 7, 2019

VIA EDGAR

Ms. Lisa Larkin

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677, 811-03373

Dear Mses. Larkin and Hamilton:

On behalf of the Registrant, and in connection with our telephonic conversation with the Staff on June 5, 2019, attached hereto as Exhibit A is a marked draft version of the Registrant’s registration statement on Form N-14 (the “N-14”) with respect to registration of the Institutional Class shares of Segall Bryant & Hamill All Cap Fund (the “All Cap Fund”), the Institutional Class shares of the Segall Bryant & Hamill Small Cap Value Fund (the “Small Cap Value Fund”), Retail Class shares and Institutional Class shares of Segall Bryant & Hamill Emerging Markets Fund (the “Emerging Markets Fund”)and Retail Class shares and Institutional Class shares of Segall Bryant & Hamill International Small Cap Fund (the “International Small Cap Fund,”) (each a “Fund” and collectively, the “Funds”). The marked draft reflects proposed edits to the disclosures for the Combined Proxy Statement/Prospectus, as well as the form of Agreement and Plan of Reorganization and form of tax opinion, among other items.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,
/s/ Derek W. Smith
Derek W. Smith
Secretary
Segall Bryant & Hamill Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

June 7, 2019

EXHIBIT A